Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve these revenue numbers for a number of reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the repayment schedule would be affected.

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Company name	InnerG LLC
Total target loan amount	$150,000
Multiple for investors	1.50
% of revenues	5%
Early Bird terms?	Yes
Early Bird loan amount	$40,000
Early Bird multiple for investors	1.75
Year of disbursal	2020
Quarter of disbursal	Q1
Grace period quarters	1
Quarter repaid	Q1, 2025
Years to repay	5.25
Non Early Bird loan amount	$110,000
Non Early Bird repayment amount	$165,000
Early Bird loan amount	$40,000
Early Bird repayment amount	$70,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$150,000
Total repayment amount	$235,000

Quarter	Year	sible revenue	epayments	epayments	loan amount
Q1, 2020	2020	$8,543	$0	$0	$235,000
Q2, 2020	2020	$11,228	$561	$561	$234,439
Q3, 2020	2020	$17,120	$856	$1,417	$233,583
Q4, 2020	2020	$15,222	$761	$2,179	$232,822
Q1, 2021	2021	$33,146	$1,657	$3,836	$231,164
Q2, 2021	2021	$55,243	$2,762	$6,598	$228,402
Q3, 2021	2021	$55,243	$2,762	$9,360	$225,640
Q4, 2021	2021	$33,146	$1,657	$11,017	$223,983
Q1, 2022	2022	$65,100	$3,255	$14,272	$220,728
Q2, 2022	2022	$108,499	$5,425	$19,697	$215,303
Q3, 2022	2022	$108,499	$5,425	$25,122	$209,878
Q4, 2022	2022	$65,100	$3,255	$28,377	$206,623
Q1, 2023	2023	$196,592	$9,830	$38,207	$196,793
Q2, 2023	2023	$327,654	$16,383	$54,590	$180,410
Q3, 2023	2023	$327,654	$16,383	$70,972	$164,028
Q4, 2023	2023	$196,592	$9,830	$80,802	$154,198
Q1, 2024	2024	$324,546	$16,227	$97,029	$137,971
Q2, 2024	2024	$540,910	$27,046	$124,075	$110,925
Q3, 2024	2024	$540,910	$27,046	$151,120	$83,880
Q4, 2024	2024	$324,546	$16,227	$167,347	$67,653
Q1, 2025	2025	$1,679,571	$83,979	$235,000	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2020	$52,113	$2,179	$2,179	$235,000
2021	$176,778	$8,839	$11,017	$223,983
2022	$347,197	$17,360	$28,377	$206,623
2023	$1,048,492	$52,425	$80,802	$154,198
2024	$1,730,912	$86,546	$167,347	$67,653
2025	$7,239,161	$290,810	$235,000	$0